Exhibit 99.1

VIQ Solutions Bolsters AI-Powered Workflows with New Proprietary Automatic Speech Recognition (ASR) Increasing Accuracy and Improving Diarization

PHOENIX, ARIZONA, January 26, 2023 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced the addition of a new ASR technology to its engine agnostic portfolio driving improvements in efficiency and diarization in multi-speaker environments.

Built upon the existing ISO27001 certified secure cloud platform, the cutting edge, proprietary ASR technology sets the foundation for advancements in AI-based translation and foreign language transcription capabilities. This proprietary ASR pipeline is expected to create new efficiencies and improved accuracy as it learns from the large multi-industry data sets that VIQ creates, edits, and annotates.

The Company’s strategy, to capitalize on the commoditized speech to text platforms, benefits from the rapid advancements offered both commercially and as open-source technologies. VIQ offerings are agnostic to speech recognition programs, cloud infrastructure and hardware. The engine agnostic approach ensures they utilize the best suited and most efficient speech engine and focuses R&D investments on industry, geography and customer-centric customizations based on the characteristics of a media file. This specialized workflow creates a highly accurate “FirstDraft” document for self-editing or modification by VIQ professional editors. This unique strategy provides a clear distinction in investments related to post processing to enhance the diarized draft, associated formatting and customization of templates, which are most challenging in the complex industries served by VIQ.

“Our clients see the value in our ability to implement our integrated solutions and service offerings to transform and analyze digital content, and securely generate accurate actionable information,” said Vahram Sukyas, Chief Technology Officer, VIQ Solutions. “We continue to assess and add additional speech engines to our arsenal as needed, creating a high-quality user experience for our clients.”

As the appetite for digitalization of recorded events, technology is required to keep pace with the amount of evidentiary content created every day. VIQ's AI-based speech-to-text technology increases efficiency, decreases turnaround time, and yields higher transcription accuracy.

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the Company’s strategy and the expected benefits of the proprietary ASR pipeline. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s objectives. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.